MDJM LTD Reports First Half of 2021 Financial Results

TIANJIN, China, October 15, 2021 /PRNewswire/ -- MDJM LTD (Nasdaq: MDJH) (the “Company” or “MDJH”), an integrated real estate services company in China, today announced its unaudited financial results for the six months ended June 30, 2021.

First Half of 2021 Financial Highlights

	For the Six Months Ended June 30,
($’000, except per share data)	2021	2020	% Change
Revenue	$2,713	$2,710	0.1%
Operating expenses	$2,996	$2,630	13.9%
Income (loss) from operations	$(283)	$80	‑453.7%
Operating profit (loss) margin	‑10.4%	3.0%	13.4	pp
Net profit (loss) attributable to MDJH ordinary shareholders	$(231)	$132	‑275.0%
Earnings (loss) per share	$(0.02)	$0.01	‑300%

* pp: percentage points

●	Revenue was $2.71 million for the first half of 2021, which was approximately the same as revenue for the six months ended June 30, 2020.
●	Operating expenses increased by 13.9% to $3.00 million for the first half of 2021. The increase was primarily related to the increases in operating expenses across most categories of expenses and partially offset by decreased selling expenses.
●	Operating loss margin was 10.4% for the first half of 2021, compared to the operating margin of 3.0% for the same period of last year.
●	Net loss attributable to ordinary shareholders was $0.23 million, or loss per share of $0.02, for the first half of 2021, compared to net income attributable to ordinary shareholders of $0.13 million, or earnings per share of $0.01, for the same period of last year.

Mr. Siping Xu, Chairman and Chief Executive Officer of the Company, commented, “The cooling down of new construction in the residential housing market in China had a negative impact on our operation results; however, we are glad to see our establishment of a new joint venture company in the United Kingdom in August 2021 for asset management business, which was a significant step for our global expansion strategy. Going forward, we expect the improved housing market in China will boost our revenue growth. Meanwhile, we will keep exploring viable strategic alternatives to strengthen our business.”

First Half of 2021 Financial Results

Revenue

For the first half of 2021, revenue was $2.71 million, which was approximately the same as the revenue for the six months ended June 30, 2020, due to cooling down of new construction in the residential housing market in China. Primary real estate agency services and other services accounted for 98.7% and 1.3% of revenue, respectively, for the first half of 2021, compared to 98.2% and 1.8%, respectively, for the same period of last year. On a geographical basis, revenue from primary real estate agency services in Tianjin, Chengdu, Suzhou, and Yangzhou accounted for 62%, 38%, 0%, and 0% of the primary real estate agency service revenue, respectively, for the first half of 2021, compared to 59%, 35%, 4%, and 2%, respectively, for the same period of last year.

Operating Expenses

	For the Six Months Ended June 30,
($'000)	2021	2020	% Change
Selling expenses	$27	$28	‑0.7%
Payroll, payroll taxes, and others	2,282	2,030	12.4%
Professional fees	335	309	8.1%
Operating lease expenses	60	56	6.4%
Depreciation and amortization	12	11	15.2%
Allowance for doubtful accounts, net	37	28	34.5%
Other general and administrative	242	168	44.0%
Total operating expenses	$2,996	$2,630	13.9%

Selling expenses was $27,410 for the first half of 2021, which was about the same compared to $27,617 for the same period of last year.

Payroll, payroll taxes, and others increased by $0.25 million, or 12.4%, to $2.28 million for the first half of 2021 from $2.03 million for the same period of last year. The increase in payroll, payroll taxes, and others in the first half of 2021 was mainly because the Company paid the full amount of social security insurance and fees for its employees in the first half of 2021, while in the same period of 2020, part of the social security insurance and fees were waived by the Chinese Government due to COVID-19 pandemic.

Professional fees were $0.33 million for the first half of 2021, compared to $0.31 million for the same period of last year. Professional fees consist of attorney, audit, investors relationship, consulting, and other expenses. The increase in professional fees was due to an increase in legal expenditures.

Operating lease expenses increased by $3,588, or 6.4%, to $59,658 in for the first half of 2021 from $56,070 for the same period of last year. Currently, the Company has one operating lease recognized in the balance sheet, which became effective on January 1, 2019 and will expire on December 31, 2023.

Depreciation and amortization expenses were $12,147 for the first half of 2021, compared to $10,543 for the same period of last year. The increase in depreciation and amortization expenses resulted from new office equipment purchased in the third and fourth quarters of 2020.

Allowance for doubtful accounts, net was $0.04 million for the first half of 2021, compared to $0.03 million for the period of last year.

Other general and administrative expenses increased by $0.07 million, or 44.0%, to $0.24 million for the first half of 2021 from $0.17 million for the same period of last year.

As a result, total operating expenses increased by $0.37 million, or 13.9%, to $3.00 million for the first half of 2021 from $2.63 million for the same period of last year.

Operating Income (Loss)

Loss from operations was $0.28 million for the first half of 2021, compared to income from operations of $0.08 million for the same period of last year.

The operating loss margin was 10.4% for the first half of 2021, compared to the operating profit margin of 3.0% for the same period of last year. The decrease in operating margin was due to the increases in operating expenses as discussed above.

Other Income

Total other income, including government grants, interest income, and other income (expenses), was $0.05 million for the first half of 2021, compared to $0.06 million for the same period of last year.

Income (loss) before Income Tax

The loss before income tax was $0.24 million for the first half of 2021, compared to income before income tax of $0.14 million for the same period of last year.

The Company incurred income tax benefit of $(5,321), resulting from deferred income tax adjustment, for the first half of 2021, compared to income tax of $10,429 for the same period of last year.

Net Income (loss)

The net loss was $0.23 million for the first half of 2021, compared to net income of $0.13 million for the same period of last year. After deduction of noncontrolling interest, the net loss attributable to ordinary shareholders was $0.23 million, or a loss per share of $0.02, for the first half of 2021, compared to net income attributable to ordinary shareholders of $0.13 million, or earnings per share of $0.01, for the first half of last year.

Financial Conditions

As of June 30, 2021, the Company had cash and cash equivalents of $5.53 million, compared to $6.11 million as of December 31, 2020. Account receivable was $3.67 million as of June 30, 2021, compared to $4.06 million as of December 31, 2020. As of June 30, 2021, the Company had current assets $9.37 million and current liabilities of $0.74 million, leading to working capital of $8.64 million, compared to current assets, current liabilities, and working capital of $10.29 million, $1.48 million, and $8.81 million, respectively, as of December 31, 2020.

Net cash used in operating activities was $0.59 million for the first half of 2021, compared to $0.26 million for the same period of last year. Net cash provided by investing activities was $4,379 for the first half of 2021, compared to net cash used in investing activities of $1,722 for the same period of last year. Net cash provided by financing activities was $nil for the first half of 2021, compare to $nil for the first half of last year.

Recent Developments

On June 15, 2021, the Company, through its wholly owned subsidiary, MD Local Global Limited, together with Ocean Tide Wealth Limited, a specialist mortgage broker in the United Kingdom, and Mingzhe Zhang, established a joint venture company in England and Wales, Mansions Estate Agent Ltd (“Mansions Estate”), of which MD Local Global Limited holds 51% of the equity interests. Mansions Estate will be engaged in asset management business.

About MDJM LTD

With branch offices in Tianjin, Chengdu, Suzhou, and Yangzhou, China, MDJM provides primary real estate agency services to real estate developer clients, and as-needed real estate consulting and independent training services. For more information regarding the Company, please visit http://ir.mdjhchina.com.

Forward-Looking Statements

This announcement contains forward-looking statements. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. In addition, there is uncertainty about the further spread of the COVID-19 virus or new variants thereof, or the occurrence of another wave of cases and the impact it may have on the Company’s operations. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report on Form 20-F and its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Sherry Zheng

Weitian Group LLC

Email: shunyu.zheng@weitian-ir.com

Phone: +1 718-213-7386

MDJM LTD and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Six Months Ended June 30,

	2021	2020

Revenue	$2,712,679	$2,709,568

Operating Expenses:
Selling expenses	27,410	27,617
Payroll, payroll taxes and others	2,281,869	2,029,745
Professional fees	334,686	309,513
Operating leases expenses	59,658	56,070
Depreciation and amortization	12,147	10,543
Allowance for doubtful accounts, net	37,398	27,810
Other general and administrative	242,352	168,304
Total Operating Expenses	2,995,520	2,629,602

Income (loss) from Operations	(282,841)	79,966

Other income (Expense):
(Loss) gain on foreign currency transactions	(6,229)	7,634
Interest income	11,236	42,998
Other income	41,392	4,934
Total other income	46,399	55,566

Income (loss) before income tax	(236,442)	135,532
Income tax benefit (income tax)	5,321	(10,429)
Net income (loss)	(231,121)	125,103
Net loss attributable to noncontrolling interest	(125)	(6,899)
Net income (loss) attributable to MDJM Ltd ordinary shareholders	$(230,996)	$132,002

Net income (loss) per ordinary share attributable to MDJM Ltd ordinary shareholders - basic	$(0.02)	$0.01
Net income (loss) per ordinary share attributable to MDJM Ltd ordinary shareholders - diluted	$(0.02)	$0.01
Weighted-average shares outstanding:
Basic	11,675,216	11,640,820
Diluted	11,675,216	11,640,820
Comprehensive income (loss):
Net Income (loss)	$(231,121)	$125,103
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments	51,087	(54,091)
Total other comprehensive income (loss)	(180,034)	71,012
Comprehensive income (loss) attributable to non-controlling interest	11,466	(1,836)
Comprehensive income (loss) attributable to MDJM Ltd ordinary shareholders	$(191,500)	$72,848

MDJM LTD and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2021	2020
	(Unaudited)
Assets

Current Assets
Cash, cash equivalents, and restricted cash	$5,532,516	$6,110,693
Accounts receivable, net of allowance for doubtful accounts of $53,129 and $15,477, respectively	3,670,277	4,062,343
Prepaid expenses	45,852	23,346
Other receivables	125,203	92,168
Total Current Assets	9,373,848	10,288,550

Property and equipment, net	57,708	65,703

Other Assets
Deferred tax assets	30,529	24,890
Operating lease assets, net	272,694	319,828
Other receivable - long term	55,310	53,794
Total Other Assets	358,533	398,512

Total Assets	$9,790,089	$10,752,765

Liabilities and Equity

Current Liabilities:
Accounts payable and accrued liabilities	$396,512	$1,147,530
VAT and other taxes payable	166,415	207,352
Deferred income	19,014	18,780
Operating lease liabilities, current	156,676	102,056
Total Current Liabilities	738,617	1,475,718

Long-term operating lease liabilities	116,018	161,559

Total Liabilities	854,635	1,637,277

Equity:
Ordinary shares: 50,000,000 shares authorized, par value: $0.001 per share, 11,675,216 and 11,675,216 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	11,675	11,675
Additional paid in capital	6,845,394	6,845,394
Statutory reserve	327,140	327,140
Retained earnings	1,911,661	2,142,657
Accumulated other comprehensive loss	2,063	(37,558)
Total MDJM Ltd stockholders’ equity	9,097,933	9,289,308
Noncontrolling interest	(162,479)	(173,820)
Total Liabilities and Equity	$9,790,089	$10,752,765

MDJM LTD and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30,

	2021	2020

Cash Flows from Operating Activities:
Net (loss) income	$(231,121)	$125,103
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	12,147	10,543
Changes in allowance for doubtful accounts	37,398	27,810
(Loss) gain on foreign currency transactions	6,229	(7,634)
Non cash operating lease expense	51,022	44,945
Non cash interest income	(1,885)	—
Changes in deferred tax assets	(5,321)	3,632
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivables	404,396	(1,017,278)
(Increase) decrease in other receivables	(38,533)	26,021
(Increase) decrease in prepaid expense	(22,204)	31,193
(Decrease) increase in accounts payable and accrued expenses	(764,222)	470,507
(Decrease) increase in VAT and other tax payable	(43,221)	16,488
Increase in operating lease liabilities	5,795	7,306
Increase in deferred income	—	1,886
Net Cash Used in Operating Activities	(589,520)	(259,478)

Cash Flows from Investing Activities:
Purchase of office equipment and software	(3,351)	(1,722)
Loan repayment received	7,730	—
Net Cash Provided by (Used in) Investing Activities	4,379	(1,722)

Cash Flows from Financing Activities:
Net Cash Provided by Financing Activities	—	—

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	6,964	(14,687)

Net decrease in cash, cash equivalents and restricted cash	(578,177)	(275,887)
Cash, cash equivalents, and restricted cash - beginning of the period	6,110,693	6,552,677
Cash, cash equivalents, and restricted cash - end of the period	$5,532,516	$6,276,790

Cash and cash equivalents	$4,923,114	$4,981,392
Restricted foreign currency	609,402	1,295,398
Total cash, cash equivalents, and restricted cash	$5,532,516	$6,276,790

Supplemental Disclosure Cash Flow Information:
Cash paid for:
Interest	$—	$—
Income taxes	$—	$—